UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________.

Commission file number : 1-12991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing
Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.
One Mississippi Plaza
201 South Spring Street
Tupelo, Mississippi 38804

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

The Retirement Committee
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, TN
June 11, 2004

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Investments, at fair value:
Investment in mutual funds:
ABN AMRO/Montag & Caldwell Growth Fund	$5,153,983	$4,759,996
Alger Mid-Cap Growth Institutional Fund	1,725,276	440,178
American Century Income & Growth Fund	360,071	103,731
Federated Investments:
Capital Preservation Fund	4,763,814	3,117,665
Stock Trust	1,622,666	831,558
Kaufmann Fund	1,832,280	253,606
Capital Appreciation Fund	2,079,878	1,263,438
Max-Cap Index Fund	955,179	585,527
International Equity Fund	164,731	28,338
Growth Allocation Fund	437,689	366,525
Conservative Allocation Fund	5,943,938	5,777,160
Moderate Allocation Fund	157,102	41,811
Managed Income Portfolio	—	2,086,254
Total Return Bond Fund	3,613,318	385,189
Total Return Government Bond Fund	2,697,202	4,069,368
Janus Fund	574,769	389,132
Common stock of BancorpSouth, Inc.	148,508,768	118,911,320
Participant loans	211,164	183,136

	180,801,828	143,593,932
Accrued interest and dividends receivable	1,159,790	1,015,764
Cash in deposit accounts and money market accounts	475,039	375,342

Net assets available for plan benefits	$182,436,657	$144,985,038

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Investment income:
Net appreciation in fair value of investments (note 3)	$28,381,210	$12,081,535	$23,417,582
Interest and dividends	4,796,689	4,421,265	3,899,353

Total investment income	33,177,899	16,502,800	27,316,935

Contributions:
Employer	5,174,802	4,566,230	4,212,582
Employee – salary deferral	7,695,861	6,944,160	6,549,966

Total contributions	12,870,663	11,510,390	10,762,548

Benefits paid to participants	8,596,943	10,360,245	9,476,083

Net increase	37,451,619	17,652,945	28,603,400
Net assets available for plan benefits:
Beginning of year	144,985,038	127,332,093	98,728,693

End of year	$182,436,657	$144,985,038	$127,332,093

See accompanying notes to financial statements.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules

December 31, 2003 and 2002

(1)       Description of Plan

The following description of BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit Sharing Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)       General

The Plan was adopted by BancorpSouth, Inc. (the “Company”) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)       Contributions

Plan participants contribute to the Plan by electing to defer 1% or more of their current compensation, in whole percentages, up to the maximum allowable by law. The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation.

(c)       Investment Programs

The investment programs of the Plan as of December 31, 2003 are as follows: Alger Mid Cap Growth Institutional Fund; American Century Income & Growth Fund; ABN AMRO/Montag & Caldwell Growth Fund; Federated Capital Preservation Fund; Federated Stock Trust; Federated Kaufmann Fund; Federated Capital Appreciation Fund; Federated Max-Cap Index Fund; Federated International Equity Fund; Federated Growth Allocation Fund; Federated Conservative Allocation Fund; Federated Moderate Allocation Fund; Federated Total Return Bond Fund; Federated Total Return Government Bond Fund; Janus Fund; and common stock of BancorpSouth, Inc.

Prior to August 1, 2002, the first 5% of compensation contributed by participants and all Company contributions were required to be invested in common stock of the Company, while participant contributions in excess of 5% of compensation contributed could have been invested in the common stock of the Company or in any of the other investment funds. Subsequent to August 1, 2002, only Company contributions were required to be invested in common stock of the Company (nonparticipant-directed), while any participant contributions could have been invested in the common stock of the Company or in any of the other investment funds.

(d)       Administration

The Plan is administered by a committee appointed by the Board of Directors of the Company (the “Plan Administrator”). The Plan Administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions.

(e)       Participants’ Accounts

Two separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (continued)

December 31, 2003 and 2002

(f)       Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2003 interest rates on outstanding participant loans ranged from 4.5% to 10.5%.

(g)       Vesting

Both employee and employer contributions and the earnings or losses thereon are 100% vested and nonforfeitable at all times.

(h)       Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his account, or monthly installments over a 5 to 15-year period. The monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than 5 years following his death. For distributions from a participant’s holdings of BancorpSouth, Inc. common stock, the participant may elect to receive common stock of the Company or an amount of cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company’s common stock allocated to that participant’s account in the Plan.

(i)       Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)       Expenses

Administrative expenses of the Plan were paid directly by BancorpSouth, Inc., which is the Plan sponsor.

(k)       Reclassification

Certain prior year amounts have been reclassified to conform with the presentation of 2003 financial information in this report.

(2)       Summary of Accounting Policies

(a)       Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)       Investments

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (continued)

December 31, 2003 and 2002

Quoted market prices are used to value investments. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

(c)       Payment of Benefits

Benefits are recorded when paid.

(d)       Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986 (“IRC”). A favorable determination letter, dated May 6, 2003, was received from the Internal Revenue Service. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

(e)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)       Investments

The Plan’s investments, including investments bought, sold, and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2003, 2002, and 2001, respectively, as follows:

	2003	2002	2001
Net appreciation (depreciation) in fair value:
Common trust and mutual funds	$3,207,607	$(3,260,318)	$(1,612,392)
Common stock of BancorpSouth, Inc.	25,173,603	15,341,853	25,019,270
U.S. Government and agency obligations	—	—	10,704

Net appreciation in fair value	$28,381,210	$12,081,535	$23,417,582

Investments that represent 5% or more of the Plan’s net assets consist of BancorpSouth, Inc. common stock, which totaled $148,508,768 and $118,911,320 at December 31, 2003 and 2002, respectively.

Dividend income earned from the investment in common stock of BancorpSouth, Inc., a related party, was $4,117,456, $3,728,981, and $3,071,707 in 2003, 2002, and 2001, respectively.

(4)       Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements and Schedules (continued)

December 31, 2003 and 2002

	December 31,
	2003	2002
Net assets:
Common stock of BancorpSouth, Inc.	$80,202,696	$64,353,717

Year ended
December 31,
2003
Changes in net assets:
Contributions	$5,174,802
Dividends	1,922,528
Net appreciation	14,022,055
Benefits paid to participants	(4,808,934)
Transfers to participant-directed investments	(461,472)

$15,848,979

(5)       Reconciliation between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$182,436,657	$144,985,038
Amounts allocated to withdrawing participants	1,190,411	1,667,266

Net assets available for benefits as filed in Form 5500	$181,246,246	$143,317,772

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2003	2002	2001
Benefits paid to participants per the financial statements	$8,596,943	$10,360,245	$9,476,083
Add: Amounts allocated to withdrawing participants at December 31, 2003, 2002, and 2001	1,190,411	1,667,266	1,159,119
Less: Amounts allocated to withdrawing participants at December 31, 2002, 2001, and 2000	(1,667,266)	(1,159,119)	(1,503,793)

Benefits paid to participants per the Form 5500	$8,120,088	$10,868,392	$9,131,409

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31,2003

		Par/Number
Issuer	Description	of shares	Coupon	Maturity	Cost	Current value
BancorpSouth, Inc.*	Common Stock	6,262,278			$77,491,522	$148,508,768
Participant Loans*	Loans to			January 2, 2004 –
	participants		4.50 – 10.50%	October 22, 2008		211,164
ABN AMRO/Montag & Caldwell Growth Fund	Mutual Fund	236,530			5,662,388	5,153,983
Alger Mid Cap Growth Institutional Fund	Mutual Fund	112,911			1,517,734	1,725,276
American Century Income & Growth Fund	Mutual Fund	13,008			329,328	360,071
Federated Capital Preservation Fund	Mutual Fund	476,381			4,763,814	4,763,814
Federated Stock Trust	Mutual Fund	47,349			1,494,801	1,622,666
Federated Kaufmann Fund	Mutual Fund	369,411			1,662,418	1,832,280
Federated Capital Appreciation Fund	Mutual Fund	87,134			1,971,385	2,079,878
Federated Max-Cap Index Fund	Mutual Fund	42,509			898,224	955,179
Federated International Equity Fund	Mutual Fund	10,690			148,201	164,731
Federated Growth Allocation Fund	Mutual Fund	37,030			419,756	437,689
Federated Conservative Allocation Fund	Mutual Fund	557,593			5,705,929	5,943,938
Federated Moderate Allocation Fund	Mutual Fund	13,685			148,219	157,102
Federated Total Return Bond Fund	Mutual Fund	333,332			3,641,105	3,613,318
Federated Total Return Government Bond Fund	Mutual Fund	245,423			2,633,320	2,697,202
Janus Fund	Mutual Fund	24,490			568,381	574,769

					$109,056,525	$180,801,828

* BancorpSouth, Inc. and participants in the Plan are parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL—
PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2003

					Expenses
					incurred		Current value of
Identity of party					with		asset on
involved	Description of asset	Purchase price	Selling price	Lease rental	transaction	Cost of asset	transaction date	Net gain
BancorpSouth, Inc.*	Common stock	$14,345,846	—	—	—	$14,345,846	—	—
BancorpSouth, Inc.*	Common stock	—	$7,902,874	—	—	4,387,636	$7,902,874	$3,515,238

* BancorpSouth, Inc. is a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. Amended and
Restated Salary Deferral – Profit
Sharing Employee Stock Ownership Plan
June 25, 2004	By:	BancorpSouth Bank, as Trustee
	By:	/s/ Jack McFerrin Jack McFerrin, Senior Vice President and Trust Officer

EXHIBIT INDEX

23	Consent of KPMG LLP, Independent Auditors